Exhibit (a)(1)(C)
Offer To Purchase
All Outstanding Shares of Common Stock
of
INTEVAC, INC.
a Delaware corporation
at
$4.00 per share, payable in cash
Pursuant to the Offer to Purchase dated March 3, 2025
by
IRVINE ACQUISITION HOLDINGS, INC.
a wholly owned subsidiary of
SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 28, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
March 3, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Irvine Acquisition Holdings, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (which we refer to as “Seagate”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase (defined below), any and all of the issued and outstanding shares of the common stock, par value $0.001 per share (which we refer to as the “Shares”), of Intevac, Inc., a Delaware corporation (which we refer to as “Intevac”), at a price per Share of $4.00, payable in cash (which we refer to as the “Offer Consideration”), without interest and subject to reduction for any applicable withholding taxes, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2025 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF INTEVAC HAS RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	Intevac’s Solicitation/Recommendation Statement on Schedule 14D-9, dated March 3, 2025.
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on March 28, 2025, unless the Offer is extended or earlier terminated.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 13, 2025 (the “Merger Agreement”), among Seagate, Intevac and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after (but in any event on the same date as) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Intevac (the “Merger”) without a vote of the stockholders of Intevac, with Intevac continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Seagate. At the effective time of the Merger, each Share issued and then outstanding (other than Shares held by Intevac, Seagate, Purchaser, or any of their respective wholly owned subsidiaries, or by stockholders of Intevac who have perfected their statutory rights of appraisal under the Delaware General Corporation Law) will be converted into the right to receive the Offer Consideration, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.
For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together in the case of book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by Computershare (the “Depository”).
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and Computershare as the depository, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,

GEORGESON

Nothing contained herein or in the enclosed documents shall render you the agent of Seagate, Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Stockholders, Banks and Brokers
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